Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com



June 23, 2006

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549



Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon
Vice President



v\mb\ltr\Sec12s.doc

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This notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a) and (ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985.

On 21st June 2006 the following share transactions and receipt of share option grants were completed by directors of Man Group plc. Man Group plc was informed of all the transactions on that date.

Stanley Fink:

Vesting of 2002 awards at nil consideration under the Man Group plc Performance Share Plan for 353,911 ordinary shares.

Shares sold: 353,911 ordinary shares at a price of 2381p per share.

Shares acquired: 135,273 ordinary shares at a price of 2381p per share.

Matching Share award: 233,130 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 21st June 2010.

Performance Share Plan award: 18,354 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 21st June 2010.

Share Options Awarded: 36,098 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 2399p between 21st June 2009 and 20th June 2016.

Following the above transactions Stanley Fink is deemed to be interested in a total of 4,440,029 Man Group plc ordinary shares, representing approximately 1.45% of the Company's issued share capital. (4,304,756 ordinary shares as at 31st March 2006).

Peter Clarke:

Vesting of 2002 awards at nil consideration under the Man Group plc Performance Share Plan for 80,216 ordinary shares.

Shares sold: 77,242 ordinary shares at a price of 2381p per share.

Shares acquired: 44,271 ordinary shares at a price of 2381p per share.

Matching Share award: 76,297 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 21st June 2010.

Performance Share Plan award: 15,895 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 21st June 2010.

Share options awarded: 31,263 ordinary shares under the Unappproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 2399p between 21st June 2009 and 20th June 2016.

Following the above transactions Peter Clarke is deemed to be interested in a total of 716,430 Man Group plc ordinary shares, representing approximately 0.234% of the Company's issued share capital. (669,185 ordinary shares as at 31st March 2006).

Kevin Davis:

Vesting of 2002 awards at nil consideration under the Man Group plc Performance Share Plan for 48,933 ordinary shares.

Exercise of options under the Unapproved part of the Man Group Executive Share Option Scheme 2001 at 1277 pence per share over 4,650 ordinary shares in Man Group plc.

Shares sold: 45,021 ordinary shares at a price of 2381p per share

Shares acquired: 76,286 ordinary shares at a price of 2381p per share.

Matching Share award: 108,087 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 21st June 2010.

Performance Share Plan award: 15,895 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 16th June 2010.

Share Options awarded: 2,258 US Incentive Stock Options and 29,005 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 2399p between 21st June 2009 and 20th June 2016.

Following the above transactions Kevin Davis is deemed to be interested in a total of 1,122,859 Man Group plc ordinary shares, representing approximately 0.367% of the Company's issued share capital. (1,038,011 ordinary shares as at 31st March 2006).

This notification relates to transactions notified in accordance with DR 3.1.4R(1)(a)

On 21st June 2006 the following share transactions and receipt of share option grants were completed by PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS. Man Group plc was informed of all the transactions on that date.

John Morrison:

Shares acquired: 70,599 ordinary shares at a price of 2381p per share.

Matching Share award: 110,427 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Share Options Awarded: 22,509 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 2399p between 21st June 2009 and 20th June 2016.

Following the above transactions John Morrison is deemed to be interested in a total of 124,015 Man Group plc ordinary shares, representing approximately 0.041% of the Company's issued share capital.

Christoph Moller:

Vesting of 2002 awards at nil consideration under the Man Group plc Performance Share Plan for 20,799 ordinary shares.

Vesting and exercise of 2002 awards under the Man Group Post Tax Coinvestment Plan for 149,140 ordinary shares for a consideration of £1 in aggregate.

Shares sold: 59,469 ordinary shares at a price of 2381p per share.

Shares acquired: 16,469 ordinary shares at a price of 2381p per share.

Matching Share award: 88,495 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Performance Share Plan award: 2,119 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 21st June 2010.

Following the above transactions Christoph Moller is deemed to be interested in a total of 1,002,703 Man Group plc ordinary shares, representing approximately 0.327% of the Company's issued share capital.

Christopher Smith:

Vesting of 2002 awards at nil consideration under the Man Group plc Performance Share Plan for 46,868 ordinary shares.

Vesting and exercise of 2002 awards under the Man Group Post Tax Coinvestment Plan for 14,577 ordinary shares for a consideration of £1 in aggregate.

Shares acquired: 51,536 ordinary shares at a price of 2381p per share.

Matching Share award: 8,953 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Matching Share award: 56,516 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 21st June 2010.

Performance Share Plan award: 8,477 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 21st June 2010.

Following the above transactions Christopher Smith is deemed to be interested in a total of 540,633 Man Group plc ordinary shares, representing approximately 0.176% of the Company's issued share capital.

Thomas Harte:

Vesting and exercise of 2002 awards under the Man Group Pre and Post Tax Coinvestment Plan for 16,186 ordinary shares for a consideration of £1 in aggregate.

Shares sold: 6,474 ordinary shares at a price of 2381p per share.

Shares acquired: 677 ordinary shares at a price of 2381p per share.

Matching Share award: 4,551 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Following the above transactions Thomas Harte is deemed to be interested in a total of 76,456 Man Group plc ordinary shares, representing approximately 0.025% of the Company's issued share capital.

Simon Healy:

Vesting and exercise of 2002 awards under the Man Group Post Tax Coinvestment Plan for 14,577 ordinary shares for a consideration of £1 in aggregate.

Shares acquired: 11,733 ordinary shares at a price of 2381p per share.

Matching Share award: 8,953 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Matching Share award: 10,597 ordinary shares under the Man Group plc Performance Share Plan subject to certain performance criteria set out in the Plan Rules. Earliest Vesting date 21st June 2010.

Following the above transactions Simon Healy is deemed to be interested in a total of 86,953 Man Group plc ordinary shares, representing approximately 0.028% of the Company's issued share capital.

Laurence O'Connell:

Shares acquired: 666 ordinary shares at a price of 2381p per share.

Matching Share award: 4,476 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Following the above transactions Laurence O'Connell is deemed to be interested in a total of 8,421 Man Group plc ordinary shares representing an insignificant percentage of the Company's issued share capital.

Ira Polk:

Vesting of 2002 awards at nil consideration under the Man Group plc Performance Share Plan for 10,399 ordinary shares.

Vesting and exercise of 2002 awards under the Man Group Pre and Post Tax Coinvestment Plan for 9,711 ordinary shares for a consideration of £1 in aggregate.

Shares acquired: 153 ordinary shares at a price of 2381p per share.

Matching Share award: 1,029 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Performance Share Plan award: 4,239 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 21st June 2010.

Share Options awarded: 2,258 US Incentive Stock Options and 11,722 ordinary shares under the Man Group plc Unapproved Executive Share Option Plan, all exercisable at a price of 2399p between 21st June 2009 and 20th June 2016

Following the above transactions Ira Polk is deemed to be interested in a total of 165,069 Man Group plc ordinary shares, representing approximately 0.054% of the Company's issued share capital.

Stephen Ross:

Shares acquired: 13,814 ordinary shares at a price of 2381p per share.

Shares sold: 19,764 ordinary shares at a price of 2381p per share.

Matching Share award: 25,081 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Performance Share Plan award: 2,119 ordinary shares subject to certain performance criteria set out in the Plan Rules. Earliest vesting date 21st June 2010.

Share Options Awarded: 14,905 ordinary shares under the Unapproved part of the Man Group Executive Share Option Scheme 2001, all exercisable at a price of 2399p between 21st June 2009 and 20th June 2016.

Following the above transactions Stephen Ross is deemed to be interested in a total of 16,700 Man Group plc ordinary shares representing an insignificant percentage of the Company's issued share capital.

Piers Westerman:

Shares acquired: 4,675 ordinary shares at a price of 2381p per share.

Matching Share award: 31,935 ordinary shares under the Man Group Post Tax Coinvestment Plan, exercisable at a price of £1 in aggregate between 4th July 2010 and 3rd July 2013.

Following the above transaction Piers Westerman is deemed to be interested in a total of 70,422 Man Group plc ordinary shares, representing approximately 0.023% of the Company's issued share capital.

Man Group plc
20 June 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 19 June 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.15.

Track Record: From inception on 12 May 1998

| | Key Statistics |
|---|---|
| Last week | -0.21% |
| Last 12 months | +26.1% |
| Annualised return since inception | +14.1% |

Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |


IMPORTANT

This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

15 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 14 June 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 2281.59 pence per ordinary share.

Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

Man Group plc
13 June 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 June 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.21.

Track Record: From inception on 12 May 1998

| | Key Statistics |
|---|---|
| Last week | -1.40% |
| Last 12 months | +26.1% |
| Annualised return since inception | +14.1% |

Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT

*This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the* 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc

Annual Report and Accounts for the year ended 31 March 2006 and documentation for the AGM to be held on 11 July 2006.

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:-

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone 020 7676 1000

Enquiries

| | |
|---|---|
| Man Group plc | 020 7144 1000 |
| Peter Clarke | |
| David Browne | |
| | |
| Merlin | 020 7653 6620 |
| Paul Downes | |
| Lachlan Johnston | |

13 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 12 June 2006 it purchased for cancellation 200,000 of its ordinary shares at a price of 2379.99 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

12 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 9 June 2006 it purchased for cancellation 200,000 of its ordinary shares at a price of 2335.15 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

9 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 8 June 2006 it purchased for cancellation 500,000 of its ordinary shares at a price of 2297.11 pence per ordinary share.

Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

8 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 7 June 2006 it purchased for cancellation 300,000 of its ordinary shares at a price of 2345.38 pence per ordinary share.

Contact:
Peter Clarke Man Group plc 020 7144 1000

Man Group plc
6 June 2006

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 June 2006, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.61.

Track Record: From inception on 12 May 1998

| | Key Statistics |
|---|---|
| Last week | -1.38% |
| Last 12 months | +26.1% |
| Annualised return since inception | +14.1% |


Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |


IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

6 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 5 June 2006 it purchased for cancellation 100,000 of its ordinary shares at a price of 2454.37 pence per ordinary share.

Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

5 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 2 June 2006 it purchased for cancellation 200,000 of its ordinary shares at a price of 2455.26 pence per ordinary share.

Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

2 June 2006

Man Group plc

Purchase of Own Securities

Man Group plc announces that on 1 June 2006 it purchased for cancellation 400,000 of its ordinary shares at a price of 2399.12 pence per ordinary share.

Contact:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |

Man Group plc
2 June 2006

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 31 May 2006, the Net Asset Value of Athena Guaranteed Futures Ltd was US$91.03.

Track Record: From inception on 20 December 1990

| | Key Statistics |
|---|---|
| Last month | -4.98% |
| Last 12 months | +22.2% |
| Annualised return since inception | +15.3% |

Contacts:

| | | |
|---|---|---|
| Peter Clarke | Man Group plc | 020 7144 1000 |
| Paul Downes | Merlin Financial | 020 7653 6620 |

IMPORTANT

This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com